              Morgan Stanley Balanced Income Fund

Item 77.C.     Matters Submitted to a Vote of Security Holders

      At  a  Special Meeting of Shareholders held on  August  23,
2006,  the  shareholders of Morgan Stanley Balanced  Income  Fund
("the  Fund")  approved an Agreement and Plan  of  Reorganization between the Fund and Morgan Stanley Balanced Growth Fund.

For:  6,139,458           Against:  217,366              Abstain:
298,336